Filed by Boulevard Acquisition Corp. II

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Boulevard Acquisition Corp. II
Commission File No.: 001-37561

On December 7, 2017, Boulevard Acquisition Corp. II, a Delaware corporation (“Boulevard”), mailed a notice to its stockholders of record as of November 20, 2017 of a special meeting to be held on December 21, 2017, at 8:00 a.m., Eastern time, at the offices of Greenberg Traurig, LLP, located at the MetLife Building, 200 Park Avenue, New York, NY 10166, to consider and vote on proposals related to that certain Amended and Restated Business Combination Agreement, dated as of September 11, 2017, as amended from time to time (the “Transaction Agreement”), by and among Boulevard, Estre Ambiental S.A., a sociedade anônima organized under the laws of Brazil (“Estre”), Boulevard Acquisition Corp II Cayman Holding Company, a Cayman Islands exempted company limited by shares (“ESTR”), and BII Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of ESTR (“Merger Sub”), pursuant to which Boulevard and Estre will become subsidiaries of ESTR (the “Transaction”). In order to exercise redemption rights, holders of Boulevard’s Class A common stock must, prior to 4:30 p.m. Eastern time on December 19, 2017 (two business days before the special meeting), (i) submit a written request to Boulevard’s transfer agent that Boulevard redeem such shares for cash, and (ii) deliver the shares to Boulevard’s transfer agent physically or electronically through Depository Trust Company. The text of the notice of special meeting is below.

Additional Information About the Transaction

In connection with the proposed Transaction, a Registration Statement on Form F-4 was filed with the SEC that includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of Boulevard’s common stock in connection with the solicitation by Boulevard of proxies for the vote by the stockholders on the Transaction as well as the prospectus covering the registration of the ordinary shares, par value $0.0001 per share, of ESTR issued in connection with the Transaction. Boulevard will mail the definitive proxy statement/prospectus to its stockholders. Boulevard’s stockholders are urged to read the definitive proxy statement/prospectus regarding the Transaction when it becomes available because it will contain important information regarding Boulevard, Estre, ESTR, Merger Sub, the Transaction, the agreements related thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Transaction and other documents filed by Boulevard or ESTR with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Boulevard at 399 Park Avenue, 6th Floor, New York, New York 10022, or by calling Boulevard at (212) 878-3500.

Participants in the Solicitation

Boulevard, Estre and ESTR and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Boulevard is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Additional information regarding interests of such participants will be contained in the definitive proxy statement/prospectus when available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding forecasts of financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed Transaction. These statements are based on various assumptions and on the current expectations of Boulevard and Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; Estre’s history of losses; the outcome of judicial and administrative proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management; the inability of the parties to successfully or timely consummate the proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect ESTR or the expected benefits of the proposed Transaction or that the approval of the stockholders of Boulevard and/or the shareholders of Estre for the proposed Transaction is not obtained; failure to realize the anticipated benefits of the proposed Transaction, including as a result of a delay in consummating the proposed Transaction or a delay or difficulty in integrating the businesses of Boulevard and Estre; the amount of redemption requests made by Boulevard’s stockholders; the ability of Boulevard or ESTR to issue equity or equity-linked securities in connection with the proposed Transaction or in the future, including, without limitation, pursuant to a private investment in public equity, or PIPE, or other offering of equity securities, which could dilute the interests of Boulevard’s stockholders; those factors discussed in Boulevard’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors,” and other documents of Boulevard filed, or to be filed, with the SEC. These statements speak only as of the date they are made and none of Boulevard, Estre or ESTR undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this communication.

BOULEVARD ACQUISITION CORP. II

399 Park Avenue, 6th Floor

New York, NY 10022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 21, 2017

To the Stockholders of Boulevard Acquisition Corp. II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the “special meeting”) of Boulevard Acquisition Corp. II, a Delaware corporation (“Boulevard”), will be held on December 21, 2017, at 8:00 a.m., Eastern time, at the offices of Greenberg Traurig, LLP, located at the MetLife Building, 200 Park Avenue, New York, NY 10166. You are cordially invited to attend the special meeting for the following purposes:

(1)                                 The Transaction Proposal: to consider and vote upon a proposal to approve and adopt the Amended and Restated Business Combination Agreement, dated as of September 11, 2017, as it may be amended (the “Transaction Agreement”), by and among Boulevard, Estre Ambiental S.A., Boulevard Acquisition Corp II Cayman Holding Company (“ESTR”) (whose name is expected to change to Estre Ambiental, Inc. upon closing of the transaction) and BII Merger Sub Corp. (“Merger Sub”) and the merger of Merger Sub with and into Boulevard described therein (collectively, the “Transaction Proposal”); and

(2)                                 The Adjournment Proposal: to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, there are not sufficient votes to approve one or more proposals presented to stockholders for vote or Public Stockholders (as defined below) have elected to redeem an amount of Public Shares (as defined below) such that the minimum available cash condition to the obligation to closing of the Transaction (as described below) would not be satisfied.

Our board of directors has unanimously approved and adopted the Transaction Agreement and unanimously recommends that our stockholders vote FOR all of the proposals presented to our stockholders.

ESTR has applied to list its ordinary shares and warrants on The NASDAQ Stock Market under the symbols “ESTR” and “ESTRW,” respectively, in connection with the closing of the Transaction. We cannot assure you that ESTR’s ordinary shares or its warrants will be approved for listing on The NASDAQ Stock Market.

In order to exercise redemption rights, stockholders holding Boulevard’s Class A common stock must, prior to 4:30 p.m. Eastern time on December 19, 2017 (two business days before the special meeting), (i) submit a written request to Boulevard’s transfer agent that Boulevard redeem such shares for cash, and (ii) deliver the shares to Boulevard’s transfer agent physically or electronically through Depository Trust Company.

We encourage you to carefully read the entire proxy statement/prospectus to be mailed to stockholders separately prior to the meeting. You should also carefully consider the risk factors described in “Risk Factors” in the proxy statement/prospectus. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali LLC, at (800) 622-5200, banks and brokers may reach Morrow Sodali LLC at (203) 658-9400.

By Order of the Board of Directors,
December 7, 2017	/s/ Stephen S. Trevor
Stephen S. Trevor President, Chief Executive Officer and Secretary

ADDITIONAL INFORMATION ABOUT THE TRANSACTION

In connection with the Amended and Restated Business Combination Agreement, dated as of September 11, 2017, as amended from time to time (the “Transaction Agreement”), by and among Boulevard Acquisition Corp. II (“Boulevard”), Estre Ambiental S.A., a sociedade anônima organized under the laws of Brazil (“Estre”), Boulevard Acquisition Corp II Cayman Holding Company, a Cayman Islands exempted company limited by shares (“ESTR”), and BII Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of ESTR, pursuant to which Boulevard and Estre will become subsidiaries of ESTR (the “Transaction”), ESTR filed a registration statement on Form F-4 (File No. 333-220428) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of Boulevard’s common stock in connection with Boulevard’s solicitation of proxies for the vote by Boulevard’s stockholders with respect to the Transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain of the securities to be issued in the Transaction. The Registration Statement has not yet been declared effective by the SEC. A copy of the preliminary proxy statement/prospectus can be accessed at the SEC’s internet website at the following link: https://www.sec.gov/Archives/edgar/data/1716586/000104746917007403/a2233963zf-4a.htm. This material is not a substitute for the definitive proxy statement/prospectus regarding the Transaction. Boulevard will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders as of November 20, 2017, when available. Boulevard’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as these materials will contain important information about Estre, Boulevard, ESTR and the Transaction. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to Boulevard at 399 Park Avenue, 6th Floor, New York, New York 10022, or by calling Boulevard at (212) 878-3500.

PARTICIPANTS IN THE SOLICITATION

Boulevard, Estre and ESTR and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Boulevard is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 21, 2017. Additional information regarding interests of such participants will be contained in the definitive proxy statement/prospectus when available. These documents can be obtained free of charge from the sources indicated above.

NON-SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Boulevard makes forward-looking statements in this communication within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding forecasts of financial and performance metrics, projections of market opportunity, macroeconomic outlook and the expected benefits of the proposed Transaction. These statements are based on various assumptions and on the current expectations of Boulevard and Estre management and are not predictions of actual performance. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions in Brazil; potential government interventions resulting in changes to the Brazilian economy, applicable taxes and tariffs, inflation, exchange rates, interest rates and the regulatory environment; changes in the financial condition of Estre’s clients affecting their ability to pay for its services; the results of competitive bidding processes, which could lead to the loss of material contracts or curtail Estre’s expansion efforts; Estre’s history of losses; the outcome of judicial and administrative proceedings to which Estre is or may become a party or governmental investigations to which Estre may become subject that could interrupt or limit Estre’s operations, result in adverse judgments, settlements or fines and create negative publicity; changes in Estre’s clients’ preferences, prospects and the competitive conditions prevailing in the Brazilian waste management; the inability of the parties to successfully or timely consummate the proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect ESTR or the expected benefits of the proposed Transaction or that the approval of the stockholders of Boulevard and/or the shareholders of Estre for the proposed Transaction is not obtained; failure to realize the anticipated benefits of the proposed Transaction, including as a result of a delay in consummating the proposed Transaction or a delay or difficulty in integrating the businesses of Boulevard and Estre; the amount of redemption requests made by Boulevard’s stockholders; the ability of Boulevard or ESTR to issue equity or equity-linked securities in connection with the proposed Transaction or in the future, including, without limitation, pursuant to a private investment in public equity, or PIPE, or other offering of equity securities, which could dilute the interests of Boulevard’s stockholders; those factors discussed in Boulevard’s Annual Report on Form 10-K for the year ended December 31, 2016 under the heading “Risk Factors,” and other documents of Boulevard filed, or to be filed, with the SEC. These statements speak only as of the date they are made and none of Boulevard, Estre or ESTR undertakes any obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this communication.